P R O S P E C T U S	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-37652

3,959,538

TXU Corp.

Common Stock

Without Par Value

Direct Stock Purchase and Dividend Reinvestment Plan

This prospectus relates to 3,959,538 shares of common stock, without par value, of TXU Corp. (Common Stock) offered to you under the provisions of the TXU Corp. Direct Stock Purchase and Dividend Reinvestment Plan (Plan). The Plan provides you a convenient and economical way to purchase shares of Common Stock and to reinvest cash dividends in the purchase of additional shares.

This prospectus explains how the Plan works and the steps you must take to participate. A summary of key features of the Plan is located on page 1. Determination of the price for shares of Common Stock is discussed on page 8. Please read this prospectus carefully before you invest and keep it for future reference.

If you are currently participating in the Plan, you will remain enrolled in the Plan, and you do not have to take any action unless you wish to terminate your participation or change your elections in the Plan. You may request an enrollment form by calling 1-866-876-2166, Monday through Thursday, 8:00 a.m. to 7:00 p.m. and Friday, 8:00 a.m. to 5:00 p.m., Eastern Time. Shareholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner.

Shares of Common Stock are listed on the New York, Chicago and Pacific stock exchanges and trade under the symbol “TXU.” The price per share of the Common Stock, at the close of business on the New York Stock Exchange on June 5, 2006, was $58.30.

See the discussion of risk factors contained in TXU Corp.’s annual, quarterly and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus, to read about certain factors you should consider before purchasing any of the securities being offered.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 6, 2006

No person is authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained in this prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by TXU Corp. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of TXU Corp. since the date hereof.

SUMMARY

TXU Corp. Direct Stock Purchase and Dividend Reinvestment Plan

3,959,538 Shares of Common Stock

This summary highlights selected information contained in this prospectus or incorporated by reference in this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the information we have incorporated by reference. Unless the context requires otherwise, the terms “TXU Corp.,” “TXU,” “Company,” “we,” “our,” “ours” and “us” refer to TXU Corp.

The Plan provides you with a variety of features, including:

•	Direct Purchase: The Plan offers a way to directly purchase shares of Common Stock. Persons who do not own Common Stock can enroll by submitting an enrollment form and making an initial cash investment of at least $500 for the purchase of our Common Stock. Registered shareholders may enroll by submitting the appropriate enrollment form.

•	Dividend Payment Options: You may choose to receive the cash dividends on your shares of Common Stock by check or electronic deposit to your bank account, or you may choose to have all or a portion of your cash dividends automatically reinvested in additional shares.

•	Optional Cash Investments: Once you become a participant, you may invest additional funds through optional cash payments of at least $25 per single investment up to a maximum total of $250,000 per calendar year. Optional investments may be made occasionally by check, on-line, or at regular monthly intervals via electronic withdrawals (direct debit) from your bank account.

•	Safekeeping of Certificates: Your Common Stock certificates may be deposited into your Plan account for safekeeping.

•	Sale of Shares: Shares of Common Stock credited to your account may be sold though the Plan, subject to certain restrictions and limitations. A $10 transaction fee, plus a nominal brokerage fee and any required tax withholdings or regulatory fees will be deducted from the proceeds of the sale. Sales are aggregated and generally processed daily, or as soon as practicable. A check for the proceeds will be made payable to the registered account owner(s) and mailed via first-class mail within five business days after the sale date.

•	Transfer of Plan Shares: You may direct the transfer of all or a portion of your Plan shares, subject to standard transfer rules and requirements.

•	Withdrawal from the Plan: As a general rule, you may terminate your participation in the Plan at any time by providing signed instructions to the agent of the Plan, American Stock Transfer & Trust Company (Agent), by visiting the Agent’s website www.amstock.com or in some cases by calling the Agent.

•	Account Statements: If you are reinvesting dividends you will receive a quarterly statement of your account that will reflect the shares in your Plan account and a record of dividends reinvested, shares purchased with optional cash, Plan shares sold, withdrawn or transferred and the value of your Plan account at the end of the quarter. You will receive a transaction statement after each optional cash investment.

•	Expenses: An enrollment fee (currently $10) will be deducted from your initial cash investment if you are not already a registered shareholder. There is no fee for enrolling in the Plan if you are already a registered shareholder at the time you enroll. You will pay no commissions or service charges for purchases of Common Stock through the Plan. An administrative fee plus any applicable brokerage commissions and any required tax withholding or regulatory fees will be deducted from the proceeds of each sale. We will pay all other costs of administering the Plan.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the SEC under File No. 001-12833. These SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any of these SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of these SEC filings and the registration statement at no cost to you by writing or telephoning us at the following address:

TXU Corp.

Energy Plaza

1601 Bryan Street

Dallas, Texas 75201-3411

Attention: Corporate Secretary

(214) 812-4600

Information about us is also available on our website at www.txucorp.com. Other than the information incorporated by reference in this prospectus, the information available on our website is not a part of this prospectus.

The Common Stock is listed on the New York, Chicago and Pacific stock exchanges (ticker symbol TXU), where reports, proxy statements and other information concerning TXU Corp. may be inspected. Reports, proxy statements and other information concerning TXU Corp.’s predecessors may also be inspected at the New York, Chicago and Pacific stock exchanges.

INCORPORATION BY REFERENCE

We may disclose important information to you in this prospectus by referring you to documents that we have filed with the SEC and “incorporated by reference” into this prospectus. Such information is an important part of this prospectus. Information that we file in the future with the SEC will automatically update, supplement and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, excluding information deemed furnished and not filed, until this offering is terminated (including all such filings made after the date of the initial registration statement and prior to the effectiveness of the registration statement):

•	TXU Corp.’s Annual Report on Form 10-K for the year ended December 31, 2005;

•	TXU Corp.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	TXU Corp.’s Current Reports on Form 8-K filed with the SEC on January 12, February 2, February 22, March 15, March 16, April 6, April 24, May 19, and June 2, 2006.

We will also provide without charge to each person to whom this prospectus is delivered, upon written or oral request by such person, a copy of any and all documents incorporated into this prospectus by reference (other than exhibits to those documents that are not specifically incorporated by reference). See “WHERE YOU CAN FIND MORE INFORMATION” above for details on how you can obtain such information.

USE OF PROCEEDS

Shares may be purchased for the Plan by the Agent either on the open market or directly from the Company.

We will not receive any proceeds from shares purchased for the Plan in the open market.

We will use the proceeds we receive from sales to the Plan of shares of original issue Common Stock, together with funds from operations and other sources, to invest in our subsidiaries, to retire securities of TXU Corp. and its subsidiaries, to make acquisitions, to repay short term borrowings used for any of those purposes and for other general corporate purposes.

We are unable to determine the number of shares of Common Stock that may be either issued by the Company for sale to the Plan or purchased for the Plan on the open market or the amount of proceeds, if any, that we may receive from the sale of shares to the Plan.

THE PLAN

Purpose, Advantages and Disadvantages of Participation in the Plan

1. What is the purpose of the Plan?

The Plan provides a convenient and economical way for holders of shares of Common Stock and others who qualify to participate in the Plan to invest in Common Stock through the Plan. Participation in the Plan is entirely optional.

If you enroll in the Plan, you may purchase additional shares of Common Stock by reinvesting cash dividends paid on all or some of your shares of Common Stock and/or by making optional cash investments.

2. What are the advantages of the Plan?

•	You may designate the number of whole shares you hold for which you wish to receive cash dividends, payable by check or directly deposited, at your option, to your bank account. The remainder of your dividends will be reinvested in Common Stock (see Participating in the Plan).

•	You may invest additional funds through optional cash payments of at least $25 for each investment totaling up to $250,000 per calendar year for the purchase of Common Stock (see Participating in the Plan).

•	We will credit to your Plan account the purchase of fractions of shares, as well as whole shares. This feature allows for full investment of funds (see Share Purchases and Price).

•	You will not pay any commissions or service charges in connection with purchases through the Plan. However, you will be charged a fee (currently $10) in connection with the initial purchase of shares if you are not already a registered holder of Common Stock (see Expenses).

•	The Plan’s safekeeping feature relieves participants of the responsibility for taking care of certificates for their shares (see Safekeeping).

•	Under the Plan, the Agent simplifies your record keeping by furnishing you with quarterly statements of account (see Reports to Participants).

•	You may sell shares you hold in the Plan through the Plan. If you sell shares through the Plan, you will be charged a fee (currently $10) to cover the costs to the Plan for each sale transaction. The fee will be deducted, along with any applicable brokerage commission and required tax withholding or regulatory fees, from the cash proceeds paid to you (see Sales of Plan Shares).

3. What are the disadvantages of the Plan?

You will have no control over the prices at which shares are purchased or sold for your account, because:

•	purchases for your account will be made during periods prescribed under the Plan; and

•	you cannot designate a specific price at which to sell shares, choose a specific date for the sale or select the broker through which sales will be made.

You bear the risks of fluctuations in the market price of Common Stock. (See Share Purchases and Price and Sales of Plan Shares.)

Eligibility

4. Who can participate in the Plan?

Any holder of record of shares of Common Stock may participate in the Plan. Any non-shareholder meeting either of the following requirements may participate in the Plan:

•	A person of legal age and a resident of one of the fifty states of the United States or the District of Columbia; or

•	An entity organized in one of the fifty states of the United States or the District of Columbia;

provided that such participation would not violate the securities or other laws that are applicable to the Agent, the Plan or the participant in the state where the participant who is a person resides or the state or other jurisdiction where the participant that is another entity is organized or does business.

Participating in the Plan

Dividends on all of the shares registered in your name, whether they are in certificated form or in book-entry form in our direct registration system (the DRS), and on all of the shares held for you in the Plan as Plan shares (together, Account Shares) are eligible for reinvestment by the Plan. However, if you are the beneficial owner of shares that are registered in another name (such as a broker, bank or other nominee) and you want the dividends on those shares reinvested by the Plan, you must have those shares changed into Account Shares.

5. What steps must I take to participate in the Plan?

If you hold Common Stock in your own name, you may enroll in the Plan at any time by completing a Plan enrollment form and returning it to the Agent at the address on the last page of this prospectus.

If you do not own Common Stock, you may enroll in the Plan on line at the Agent’s website, www.amstock.com, or by completing and returning an enrollment form to the Agent. Your payment must be in an amount neither less than $500 nor more than $250,000. Payment made by check or money order should be made payable to American Stock Transfer & Trust Company. Third party checks and checks not drawn on a United States Bank will not be accepted. DO NOT SEND MONEY IN THE FORM OF BILLS OR COINS. The Agent will send you an enrollment form on request (see Administration). You may also access the prospectus and enrollment form (located at the end of the prospectus) from our website, www.txucorp.com, under the tab for Investor Resources.

When enrolling, you must make one of the following elections:

•	Full Dividend Reinvestment: The Agent will automatically reinvest any cash dividends on all of your Account Shares; or

•	Partial Dividend Reinvestment: You will receive cash payment of dividends on the number of whole shares you select from your Account Shares. The Agent will automatically reinvest the cash dividends on all of your other shares; or

•	Cash Dividends Only: You will receive cash payment of dividends on all of your Account Shares.

If you elect to receive cash payment of dividends under either the Partial Dividend Reinvestment or Cash Dividends Only elections described above, you may also choose to have your cash dividend payments electronically deposited to your bank account by completing and submitting a Direct Dividend Deposit Authorization Agreement to the Agent (see Question 10).

We will register your Plan shares in the name of the Plan, or its nominee, and credit them to your account in the Plan.

If you submit an enrollment form and do not designate one of the above options, the Agent will automatically reinvest the cash dividends on all of your Account Shares.

Whether or not you choose to reinvest dividends, you may make optional cash investments.

Once enrolled, each optional cash investment may not be less than $25. Total optional cash investments for each calendar year may not be more than $250,000. You will be under no obligation to make any optional cash investments.

6. Can a participant transfer Plan shares to start a new account for someone else?

Plan participants may transfer the ownership of some or all of their Plan shares by sending the Agent written, signed transfer instructions, subject to compliance with any applicable laws and the payment by the participant of any applicable taxes. Requirements for account transfers are subject to the same requirements as for the transfer of securities. This includes delivery to the Agent of a duly executed stock power that bears the signature(s) of the participant(s). The participant(s) signature(s) must be properly guaranteed by a Medallion Guarantee provided by a financial institution, such as a commercial bank, savings bank or a brokerage firm, that is a member of the STAMP, SEMP or MSP Medallion Guarantee programs. Unless instructed otherwise, the Agent will hold the transferred shares in an account in the transferee’s name in the Plan and may apply the same dividend reinvestment options as existed with respect to the transferred account if an enrollment form was previously submitted. The Agent may require that a new enrollment form be submitted before reinvestment of cash dividends. Failure to do so will result in the receipt of cash payments of any dividends on the transferred shares, in lieu of reinvestment of such dividends.

7. How do the Full Dividend Reinvestment feature and the Partial Dividend Reinvestment feature of the Plan work?

If you choose the Full Dividend Reinvestment option, the Agent will purchase additional shares of Common Stock for your Plan account with:

•	all cash dividends on all of your Account Shares; and

•	any optional cash investments you make.

If you choose the Partial Dividend Reinvestment option, the Agent will continue to make cash payments of any dividends on that number of your Account Shares you indicate at enrollment. In addition, the Agent will apply to the purchase of additional shares for your account:

•	all of the remaining cash dividends on your Account Shares; and

•	any optional cash investments you make.

If the Agent receives your authorization to reinvest any of your dividends on or before the record date for a quarterly cash dividend, we will use the dividends for that quarter to purchase Common Stock for your account. If the Agent receives your authorization to reinvest dividends after the record date, we will pay those corresponding dividends to you in cash and begin reinvestment of cash dividends on the next dividend payment date. The quarterly dividend payment date is usually the first business day of January, April, July and October. The record date is approximately three to four weeks before the dividend payment date.

8. How does the Optional Cash Investment feature of the Plan work?

You may make optional cash investments at any time. The Agent will credit to your Plan account, as of the next Investment Date after the receipt of your optional cash investment, the additional shares of Common Stock purchased with your optional cash investment. An Investment Date is the first trading day (a day on which Common Stock is traded on the New York Stock Exchange) of each week.

No interest will be paid on optional cash investments held by the Agent for investment.

We will pay to you cash dividends on shares purchased with optional cash investments or reinvest them in additional shares of Common Stock on each dividend payment date, according to your instructions.

Optional cash investments should be made either online at the Agent’s website, www.amstock.com, or by mailing a check or money order payable to the Agent. You may also make optional cash investments on a regular basis by electronic funds transfer under the Plan’s Automatic Monthly Electronic Deduction feature described below. Each optional cash investment must be in an amount not less than $25. All your optional cash investments may not total more than $250,000 in any calendar year.

9. How may a participant make an optional cash investment?

Participants may make optional cash investments at any time either by accessing the Agent’s website at www.amstock.com, or by mailing a check or money order made payable to the Agent, together with the tear-off portion of an account statement or purchase transaction advice.

10. What is the Automatic Monthly Electronic Deduction feature of the Plan and how does it work?

The Automatic Monthly Electronic Deduction feature is available to make repetitive optional cash investments more convenient. You may make optional cash investments in any amounts permitted under the Plan from a pre-designated U.S. account. Automatic Monthly Electronic Deductions may be made from accounts at any bank, savings association or credit union that is a member of the National Automated Clearing House Association.

To begin Automatic Monthly Electronic Deductions, you must enroll by either accessing the Agent’s website at www.amstock.com or by completing and signing an Automatic Monthly Electronic Deduction Form designating, among other things, the amount to be withdrawn each month and the bank account from which funds are to be withdrawn. The completed form should be returned to the Agent, along with a voided blank check for a checking account or a deposit slip for a savings account. Your election to use the Automatic Monthly Electronic Deduction feature will become effective as soon as practicable after your online request or Automatic Monthly Electronic Deduction Form is processed.

Once you begin Automatic Monthly Electronic Deductions, the Agent will withdraw funds from your designated bank account on the 20th day of each month (or, if the 20th day is not a business day, on the next business day). Those funds will be invested in Common Stock on the next Investment Date following the withdrawal of funds from your bank account.

You may change or terminate the amounts of your future Automatic Monthly Electronic Deductions by contacting the Agent in writing. Your request will be processed and will become effective as promptly as is practicable.

You may also choose to have the Agent deposit any cash dividends on your Common Stock directly into the bank account you designate. You are not required to hold your shares in the Plan in order to choose direct deposit of your dividends.

11. How can I change my choices under the Plan?

You may change your choices about investment under the Plan by signing a new authorization form and returning it to the Agent or by requesting a change in writing. The Agent must receive, on or before the record date for a payment of a quarterly dividend, your instructions directing a change in order for your instructions to be effective on the next dividend payment date.

Share Purchases and Price

12. How are shares acquired for the Plan?

Shares of Common Stock are purchased for the Plan either in the open market by an independent broker on behalf of the Plan or directly from us as original issue shares. We may decide, from time to time, to change from one of these sources for acquiring shares for the Plan to the other source.

13. How many shares will be purchased for my account under the Plan?

The number of shares purchased for your account depends upon the amount of cash dividends you reinvest and/or the amount of your optional cash investments and on the purchase price of Common Stock. (See Foreign Holders of Shares for restrictions on reinvestment of cash dividends applicable to residents of a foreign country). We will credit your Plan account with that number of shares, including fractional shares computed to three decimal places, that is equal to the total cash amount to be invested or reinvested, divided by the purchase price per share.

14. What will be the purchase price of shares of Common Stock purchased under the Plan?

•

Open Market Purchases. The price of shares purchased on the open market or through privately negotiated transactions will be the weighted average price (excluding any related brokerage fees, commissions or other service charges) paid for all shares purchased through the Agent for the Plan during the same period. For optional cash investments, purchases are made by the Agent on the Investment Date. Purchases of shares for each reinvestment of dividends made by the Agent will be made on the day on which the Common Stock dividend is payable. Your funds may be combined with those of others for the purpose of purchasing shares.

Except for any limitations imposed by federal or state securities laws, the independent broker will have full discretion as to all matters relating to open market purchases for the Plan. The independent broker will determine the number of shares to be purchased on any given day, the time of day, the price to be paid for shares, the markets in which shares are to be purchased (which may include any securities exchange or over-the-counter market) and the persons (including brokers or dealers) from or through whom purchases are made.

•	Original Issue Shares Acquired Directly from TXU Corp. The price of shares purchased directly from us is:

•	for optional cash investments; the average of the high and low sales prices for the Common Stock, on the Investment Date, as it is reported on the consolidated tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association: and

•	for dividend reinvestment; the average of the high and low sales prices for the Common Stock, on the day on which the Common Stock dividend is payable, as it is reported on the consolidated tape for New York Stock Exchange listed securities administered by the Consolidated Tape Association:

Safekeeping

15. What is the Plan’s Safekeeping Service?

You may take advantage of the Plan’s cost-free safekeeping services whether or not you make optional cash investments or reinvest dividends on your shares. You may deposit shares you hold in certificated form or held in DRS into the Plan, to be held by the Agent or its nominee, by delivering a written request and the certificates, if applicable, to the Agent. Do not endorse the certificates. We will transfer the shares deposited into the name of the Agent or its nominee, as custodian, and credit them to your account in the Plan. We will distribute cash dividends paid on the shares or reinvest them in shares of Common Stock in accordance with your most current instructions.

Sales of Plan Shares

16. How can I sell my Plan shares?

You may sell all or part of your Plan shares either through your broker or through the Plan.

If you elect to sell through a broker of your choice, you must first request the Agent to send you a certificate representing the number of whole shares of Common Stock you want to sell, or you may request that your shares be moved into book-entry form so that your broker may sell your shares through the DRS. In no case will any fractional shares be issued in certificate or book-entry form.

If you elect to sell through the Plan, you may request at any time that the Agent sell all or some of your Plan shares. Your request may be made by calling the Agent toll-free at 1-866-876-2166, or by accessing the Agent’s website at www.amstock.com, or by mailing the tear-off portion of your Plan statement to the Agent’s address listed on the back of this prospectus. The Agent will then instruct an independent broker to sell your shares as soon as practicable after processing your request and will send you the proceeds of the sale (less transaction fees, brokerage fees and commissions and any required tax withholdings or regulatory fees). Processing of sales requests will cease two business days prior to a dividend payment date and will resume promptly after such dividend payment date. Unless you instruct otherwise, if fewer than all of your Plan shares are to be sold, your cash dividends will continue to be paid or reinvested in shares of Common Stock in accordance with your most current instruction on your enrollment form.

17. How can I sell through the Plan my Common Stock held in certificated form and/or held in book-entry form in the DRS?

You must convert your certificated shares or book-entry shares held in the DRS into Plan shares by depositing your certificated shares for safekeeping (see Safekeeping) and/or giving the Agent written instructions to deposit your book-entry shares held in the DRS into the Plan. You must then instruct the Agent to sell your Plan shares (see Sale of Plan Shares).

Termination of Participation

18. When and how can I end my participation in the Plan?

You may end your participation in the Plan at any time by accessing the Agent’s website, www.amstock.com, and selecting the “Request a Certificate” option, or by mailing the tear-off portion of your Plan statement to the Agent.

If you stop participating in the Plan, or if we terminate the Plan, the Agent will hold your whole shares in book-entry form through DRS, or at your option, send you certificates for whole shares of Common Stock credited to your account, and send you a cash payment for any fraction of a share. If the Agent receives your request to terminate participation earlier than, two business days prior to a dividend payment date, any dividends that would otherwise have been reinvested under the Plan will be paid to you in cash.

If the Agent receives your request to terminate participation later than two business days prior to a dividend payment, the Agent will reinvest the dividends designated for reinvestment under the Plan in shares of Common Stock through the Plan. At that time the Agent will hold your whole Plan shares in book-entry form through the DRS, including the whole shares of the newly purchased shares, or at your option, send you certificates for whole shares of Common Stock, and send you a cash payment for any fraction of a share.

Once you are no longer a participant in the Plan, cash dividends will be paid directly to you in the ordinary course.

You may enroll again in the Plan as a new participant (see Participating in the Plan).

Expenses

19. What fees and charges will I have to pay in connection with purchases, sales or other services under the Plan?

You will not pay any commissions or service charges for purchases of Common Stock through the Plan. You will be charged an enrollment fee, currently $10, if you are not a registered shareholder and you are making an initial investment when you enroll. You will be charged an administration fee, currently $10 per transaction, for selling Plan shares. You will be charged a fee, currently $25, for each returned check. You will also pay any applicable brokerage commissions and any required tax withholding or regulatory fees in connection with sales of your Plan shares. Brokerage commissions will be at a negotiated rate established under the terms of our agreements with independent agents. You may be subject to a charge for mailing of an account history for transactions two years or earlier. There is a charge for researching account information that has been archived for more than two years. We will pay all other costs of administering the Plan.

Administration

20. Who administers the Plan?

The Agent administers the Plan, keeps records and sends quarterly statements of account to participants. Among other things, the Agent will receive and hold participants’ funds pending investment in additional shares of Common Stock, effect transfers of Common Stock and keep a continuous record of participation. Neither the Agent nor we can assure you of a profit on the sale of your shares or protect you against a loss on the value of shares purchased under the Plan.

We reserve the right to interpret the Plan as deemed necessary or desirable, including the right to limit or deny participation in the Plan where circumstances warrant. The terms and conditions of the Plan and its operation shall be governed and construed in accordance with the laws of the State of Texas.

Reports to Participants

21. What kind of reports will I receive?

If you are reinvesting dividends, you will receive quarterly statements of your account as soon as practicable following the end of each calendar quarter. They will show the record during the calendar year of the cost of your Plan purchases, your withdrawals from the Plan and your Plan shares that were certificated or transferred to you in book-entry form through the DRS. Your quarterly statement will also show the information needed for determining the tax basis of the shares purchased with your reinvested dividends and/or optional cash investments. You will also receive a transaction statement for each optional cash investment. You should keep your quarterly statements for tax purposes, as there may be a charge for duplicates. (See Federal Income Tax Matters.) You will also receive copies of all reports sent to the holders of shares of Common Stock.

Certificates for Shares

22. Will certificates be issued for shares of Common Stock purchased through the Plan?

Shares of Common Stock held in your Plan account will be registered in the name of the Agent or its nominee and held in book-entry form on your behalf. The number of your Plan shares is shown on your quarterly statements of your account.

By receipt of your request via the website www.amstock.com, or by calling the toll free number, or by sending the tear-off portion of your Plan statement to the Agent, the Agent will issue to you certificates for any number of your whole Plan shares, or at your option, deposit any number of your whole Plan shares in your name into book-entry form through the DRS. Your Plan account statements will reflect any withdrawals. The Agent will hold any remaining whole shares, and any fraction of a share, in your account as Plan shares. We will not issue certificates or hold shares in book entry in the DRS, for fractions of shares under any circumstances. Unless you change your election, we will continue to distribute or reinvest future cash dividends in accordance with your most recent instructions.

You may not pledge Plan shares. If you want to pledge your Plan shares you must withdraw them from the Plan by requesting that certificates for the shares be issued in your name.

We will maintain your account under the Plan in the name in which your shares were registered at the time you entered the Plan. Consequently, whole shares issued to you in certificate form or deposited into book-entry form through the DRS will also be registered in that name.

Other Stock Transactions

23. If we issue a dividend payable in Common Stock or declare a stock split, how does it affect Common Stock held in the Plan?

We will add to your Plan account any stock dividends or split shares distributed on your Plan shares. You will receive any stock dividends or split shares distributed on your certificated shares or book-entry shares through the DRS in the same manner available to those shareholders of record that are not participating in the Plan.

We will reinvest cash dividends paid on shares that were issued as stock dividends or stock splits on your Plan account shares in accordance with your dividend reinvestment option in effect at the time of the cash dividend. If you have directed that dividends should be paid to you in cash on some of your Plan shares, you will continue to receive cash dividends, adjusted for such stock dividend or stock split, on the same percentage of shares unless you send new directions to the Agent.

24. If we sell additional shares of Common Stock through a rights offering, how will rights to new shares be distributed?

In a rights offering, we will mail directly to you warrants representing rights for all of your whole Account Shares, including your whole Plan shares, as if you were not participating in the Plan.

Voting of Shares

25. How will my shares of Common Stock be voted at TXU Corp. shareholders’ meetings?

You will receive a proxy form indicating the total number of whole shares you hold, including certificated shares, book-entry shares in the DRS and Plan shares. You are entitled to vote all of your whole shares at any TXU Corp. shareholders’ meeting.

Responsibility of TXU Corp., the Independent Broker and the Agent

26. What are the limitations of liability of TXU Corp., the independent broker and the Agent for their acts or omissions under the Plan?

In administering the Plan, none of TXU Corp., the independent broker or the Agent will be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability arising out of the failure to terminate a participant’s account upon the participant’s death prior to receipt of notice in writing of the death. You should recognize that none of TXU Corp., the independent broker or the Agent can assure you of a profit on the sale of Plan shares, or protect you against a loss on the value of shares of Common Stock purchased under the Plan. You participate in the Plan at your sole discretion, risk and responsibility.

Foreign Holders of Shares

27. What provisions are made for foreign shareholders?

In the case of a foreign holder of shares who is participating in the Plan and whose dividends are subject to United States income tax withholding, the Agent will apply an amount equal to the net cash dividend after the deduction of taxes withheld to the purchase of shares of Common Stock. Optional cash investments received from foreign holders must be in United States dollars. New participants in the Plan must be either registered shareholders or residents of the United States.

Modification or Termination

28. To what extent can the Plan be suspended, modified or discontinued?

Our board of directors can suspend, modify, amend or terminate the Plan at any time. We will mail notice of any suspension, modification, amendment or termination to all participants.

Transaction processing may be curtailed or suspended in order to complete any stock dividend, stock split or other corporation action.

We may decide not to offer or sell Common Stock under the Plan to participants residing in any jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable blue sky or securities laws make such offer or sale impracticable or inadvisable.

CERTAIN UNITED STATES FEDERAL INCOME TAX MATTERS

The U.S. federal income tax consequences to a participant in the Plan may be summarized as follows:

With respect to reinvested cash dividends used to purchase shares in the open market, a participant will be treated for federal income tax purposes as having received on the dividend payment date a distribution in an amount equal to the sum of (a) the cash reinvested and (b) the brokerage fees, commissions or other service charges paid by us to obtain the shares. The tax basis of the shares so purchased will be equal to the amount of the distribution.

With respect to reinvested cash dividends used to purchase authorized but unissued shares of Common Stock directly from us, a participant will be treated for federal income tax purposes as having received on the dividend payment date a distribution in an amount equal to the fair market value on that date of the full and fractional number of shares purchased with the reinvested amount. The tax basis of the shares so purchased will be equal to the fair market value of such shares on the dividend payment date.

If a participant purchases shares with an optional cash investment, any brokerage fees, commissions or other service charges paid by us to obtain the shares will be treated as a distribution for federal income tax purposes. The tax basis of shares purchased in this manner will be the sum of (a) the amount of the optional cash investment and (b) the amount of the deemed distribution.

For federal income tax purposes, distributions will be treated as dividends to the extent paid out of current or accumulated earnings and profits. Distributions that constitute “qualified dividends” generally will be taxed at the rate applicable to long term capital gains. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the participant’s investment, up to his basis in our Common Stock. Any remaining excess will be treated as capital gain. The holding period for shares acquired under the Plan begins on the day after the shares are credited to the participant’s Plan account. The participant’s distribution for federal income tax purposes, including any brokerage fees, commissions or other service charges we pay in respect of reinvested dividends or optional cash payments, will be reported on a year-end Form 1099-DIV.

A participant does not realize any taxable income when he receives certificates for whole shares of the Common Stock credited to his account under the Plan, either upon request for certificates for those shares, termination of his participation in the Plan, or our termination of the Plan. However, gain or loss will be realized by the participant when shares are sold, either by the Plan at the participant’s request to sell shares held in the Plan when he terminates participation in the Plan, or by the participant after termination of participation. In addition, a participant who receives, upon termination of participation or our termination of the Plan, a cash adjustment for a fraction of a share credited to his account, will realize a gain or loss with respect to that fraction. The amount of any gain or loss will be the difference between the amount that the participant receives for his shares or fraction of a share and the tax basis for those shares or that fraction of a share. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the participant held the shares for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Unless an exemption applies, we will issue the participant a Form 1099-B for any shares sold through the Plan.

Participants who are non-resident aliens or non-U.S. corporations, trusts and estates are subject to U.S. income tax withholding on dividends paid on shares held in their accounts. The amount of withholding is determined in accordance with U.S. Treasury Regulations, subject to adjustment by applicable income tax treaties. Other participants may be subject to U.S. backup withholding. For participants who are subject to U.S. withholding tax or backup withholding, we will withhold the required taxes from the gross dividends or proceeds from the sale of shares. The dividends or proceeds of a sale received by the participant, or dividends reinvested on behalf of the participant, will be net of the required taxes.

The above federal income tax discussion is only a summary and does not purport to be a complete description of all tax consequences of participation in the Plan. The discussion is based on federal income tax law as in effect as of the date hereof and may be affected by future legislation, IRS rulings or regulations, or court decisions. In addition, the taxation of foreign shareholders, except as noted, is not discussed in this prospectus. Accordingly, participants should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of their participation in the Plan.

TXU CORP. AND SUBSIDIARIES

TXU Corp., a Dallas-based energy company, manages a portfolio of competitive and regulated energy businesses in Texas. TXU Corp. is a holding company conducting its operations principally through its TXU Energy Company LLC (TXU Energy Holdings) and TXU Electric Delivery Company (TXU Electric Delivery) subsidiaries. TXU Energy Holdings is engaged in electricity generation, residential and business retail electricity sales as well as wholesale energy markets activities, largely in Texas. TXU Electric Delivery engages in regulated electricity transmission and distribution operations in Texas.

TXU Energy Holdings provides electricity and related services to more than 2.3 million retail electricity customers in Texas, more customers than any other retail electric provider in the state. TXU Energy Holdings owns or leases over 18,300 MW of generation in Texas including 2,300 MW of nuclear and 5,837 MW of lignite/coal-fired generation capacity. TXU Electric Delivery operates the largest distribution and transmission system in Texas, providing power to approximately 3 million electric delivery points over more than 100,000 miles of distribution lines and 14,000 miles of transmission lines.

TXU Corp. operates primarily within the Electric Reliability Counsel of Texas system (ERCOT). ERCOT is an intrastate network of investor-owned entities, cooperatives, public entities, nonutility generators and power marketers. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas, the Independent System Operator of the interconnected transmission system of those systems, and is responsible for ensuring equal access to transmission service by all wholesale market participants in the ERCOT region.

The foregoing information about the businesses of the Company and its principal subsidiaries is only a general summary and is not intended to be comprehensive. For additional information you should refer to the information incorporated by reference into this prospectus as described under the heading “WHERE YOU CAN FIND MORE INFORMATION”.

The Company maintains an insider trading policy applicable to all directors, officers and employees of the Company and its subsidiaries and a stock ownership policy applicable to persons who are members of the Company’s Senior Leadership Team and Leadership Team. These policies are subject to change at any time. Each director, officer and employee of the Company and its subsidiaries is responsible for knowing and complying with such policies.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 1,000,000,000 shares of Common Stock, without par value, of which 461,610,182 shares were outstanding at June 5, 2006 and 50,000,000 shares of serial preference stock, having the par value of $0.01 per share. The following statements with respect to such capital stock of the Company are a summary of certain rights and privileges attaching to the stock under the laws of the State of Texas and the Amended and Restated Certificate of Formation of the Company and the Restated Bylaws of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to such laws, Amended and Restated Certificate of Formation and Restated Bylaws.

On November 4, 2005, the Board declared a two for one stock split in the form of a 100% stock dividend on the Common Stock. The stock dividend was paid on December 8, 2005 to stockholders of record as of November 18, 2005.

Each share of Common Stock is entitled to one vote on all questions submitted to shareholders and to cumulative voting of all elections of directors. The Common Stock has no other preemptive or conversion rights. When shares of Common Stock are issued by the Company, they will be fully paid and non-assessable.

TXU Corp. may issue one or more series of preference stock without the approval of its shareholders. The preference stock of all series will rank equally as to dividends and distributions upon liquidation or dissolution of TXU Corp. TXU Corp. must first pay all dividends due on preference stock before it pays dividends to holders of its Common Stock. Upon any dissolution or liquidation of TXU Corp., amounts due to holders of preference stock will be paid before any distribution of assets to holders of Common Stock. Each share of the Common Stock is equal to every other share of the Common Stock with respect to dividends and also with respect to distributions upon any dissolution or liquidation.

TXU Corp. has issued stock purchase contracts, as a component of stock purchase units, which require TXU Corp. to make periodic contract adjustment payments to the holders of the stock purchase units. TXU Corp. has a right to delay these payments during the term of the stock purchase contracts. TXU Corp. may issue, from time to time, additional stock purchase contracts as a component of stock purchase units. TXU Corp. may have a similar right to delay contract adjustment payments on these additional stock purchase contracts. If TXU exercises any right to delay a contract adjustment payment, it will not be able to pay dividends on its Common Stock or preference stock during the extension period.

The Common Stock is listed on the New York, Chicago and Pacific stock exchanges. The transfer agent for the Common Stock is American Stock Transfer & Trust Company.

EXPERTS

The consolidated financial statements, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

LEGAL REVIEW

The statements of law and legal conclusions under the caption “DESCRIPTION OF CAPITAL STOCK” have been reviewed by Safal K. Joshi, Vice President and Associate General Counsel, TXU Business Services Company. Mr. Joshi has received grants of performance-based restricted units under TXU Corp.’s Long Term Incentive Compensation Plan in the aggregate amount of 60,000 units, none of which have vested as of June 6, 2006.

The statements of law and legal conclusions under the caption “CERTAIN UNITED STATES FEDERAL INCOME TAX MATTERS” have been reviewed by Thelen Reid & Priest LLP, New York, New York, counsel to TXU Corp., and such statements are made upon their authority as experts

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

All transaction requests concerning the Plan, including initial optional cash investments from those who are eligible to participate in the Plan but are not holders of TXU Corp. common stock, should be directed to:

American Stock Transfer & Trust Company

Via Internet

www.amstock.com

Via Telephone:

1-866-876-2166 (toll-free in U.S.) or

1-718-921-8347

All other written correspondence should be directed to the following:

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

Please include your shareholder account number and daytime telephone number on all correspondence, checks or money orders.

The following information is available through the automated telephone system:

•	General transfer instructions

•	Information about an individual account, which includes:

-	Account balance information, including the number of shares of the Common Stock held in the account

-	Year-to-date reportable income amounts

-	Requests for duplicate 1099-DIVs

-	Requests for duplicate Plan statements

•	Dividend payment and record date information

•	Option to speak to a Shareholder Account Representative

TXU CORP.	PROSPECTUS June 6, 2006

Energy Plaza
1601 Bryan Street	3,959,538 Shares
Dallas, Texas 75201-3411	Common Stock
Without Par Value

AGENT FOR PARTICIPANTS

General correspondence, contact: American Stock Transfer & Trust Company 59 Maiden Lane, Plaza Level New York, New York 10038 Website: www.amstock.com Toll free telephone number: 1-866-876-2166	Direct Stock Purchase and Dividend Reinvestment Plan